SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934*

                                (Amendment No.  )

                             WINNERS ENTERTAINMENT, INC.
- - ----------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- - ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   974902108
- - ----------------------------------------------------------------------------
                                 (CUSIP Number)

                             Stephen Feinberg
                          Feinberg Management, L.P.
                               950 Third Avenue
                            New York, New York 10022
                                (212) 421-6300
- - ----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 2, 1996
- - ----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box.     [ ]

  Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.
See Rule 13d-7.)



                                  Page 1 of 18 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Madeleine LLC
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        1,676,066
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        1,676,066
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            1,676,066
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
            8.40%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            CO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT
                               Page 2 of 18 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Feinberg Management, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        1,676,066
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        1,676,066
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            1,676,066
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
            8.40%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT
                               Page 3 of 18 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Stephen Feinberg
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        1,676,066
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        1,676,066
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            1,676,066
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
            8.40%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT
                               Page 4 of 18 Pages

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to shares of Common Stock, par value $0.00001 per share (the "Shares"), and Shares underlying warrants (the
"Warrants" and, together with the Shares, the "Securities") of Winners Entertainment, Inc. (the "Company").

ITEM 2.   IDENTITY AND BACKGROUND.

(a) This statement is filed by (i) Madeleine LLC ("Madeleine"), with respect to Securities beneficially owned by it, (ii) Feinberg Management, L.P. ("Feinberg Management"), with respect to Securities beneficially owned by Madeleine, and (iii) Stephen Feinberg, with respect to Securities beneficially owned by Madeleine.

          Feinberg Management is the sole Managing Member of Madeleine.

          Stephen Feinberg is the sole General Partner of Feinberg
Management.

(b) The address of the principal place of business and principal office of each person referred to in paragraph (a) is 950 Third Avenue, New York, New York, 10022.

(c) The principal business of Madeleine is that of a special purpose vehicle formed to facilitate certain financing transactions by affiliated investment funds.

      The principal business of Feinberg Management is as the General Partner of Madeleine.

      The principal occupation of Stephen Feinberg is as the General Partner of Feinberg Management and other related investment firms.

(d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Stephen Feinberg is a citizen of the United States. Madeleine is a limited liability company formed under the laws of the State of New York. Feinberg Management is a limited partnership formed under the laws of the State of Delaware.


                               Page 5 of 18 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On July 2, 1996, Madeleine, as lender, Mountaineer Park, Inc. ("Mountaineer"), as borrower, and Winners Entertainment, Inc. ("Winners"), as guarantor, entered into a term loan agreement whereby Madeleine agreed to extend to Mountaineer a loan. In addition, Madeleine made a commitment to make additional loans to Mountaineer (the loan and the commitment to extend loans in the future will hereinafter be referred to, collectively, as the "Loans"). Mountaineer is a wholly-owned subsidiary of Winners. In partial consideration of making the Loans to Mountaineer, Winners issued to Madeleine 183,206 Shares and Warrants for the purchase of 1,492,860 Shares.

          In connection with the Loans, Brownstone Holdings, LLC ("Brownstone") acted as business broker. As compensation for its brokerage services, Madeleine has agreed (the "Brownstone Agreement") to either transfer a percentage of the Shares and Warrants to Brownstone, or to grant to Brownstone a right to participate in the economic benefits of a percentage of the Shares and the Warrants. Although there is an understanding between Madeleine and Brownstone, as of the date hereof, Madeleine and Brownstone have not reached a definitive agreement and are in negotiations with respect to the terms of a definitive agreement. Following any transfer or grant of participation rights, with respect to the Shares and Warrants, by Madeleine to Brownstone pursuant to the Brownstone Agreement, this
Schedule 13D will promptly be amended to reflect such transfer or grant of participation rights.

          The Loans were, or will be, as the case may be, funded by Long Horizons Fund, L.P. ("Long Horizons"), Illiad, L.P. ("Illiad"), Stix Partners, L.P. ("Stix Partners") and a discretionary account managed by Partridge Hill Management, LLC ("Partridge Hill") as follows:

Long Horizons:  60% of the Loans

Illiad:         25% of the Loans

Stix Partners:  14% of the Loans

The discretionary account managed by Partridge Hill:
                 1% of the Loans

In consideration of providing such funding, subject to the Brownstone Agreement, Madeleine will assign (i) to Long Horizons, 60% of such Shares and Warrants, (ii) to Illiad, 25% of such Shares and Warrants,
(iii) to Stix Partners, 14% of such Shares and Warrants, and (iv) to the discretionary account managed by Partridge Hill, 1% of such Shares and Warrants.

ITEM 4.   PURPOSE OF THE TRANSACTION.

      The purpose of the acquisition of the Shares by each of the Reporting Persons is for investment. Each may make further purchases of Shares from time to time and may dispose of any or all of the Shares held by it or him at any time.

      Other than as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to any of such matters, but have no present intention of doing so.


                               Page 6 of 18 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The approximate aggregate percentage of Shares reported beneficially owned by each person herein is based on 19,944,741 Shares including 18,268,675 Shares outstanding as of May 16, 1996, as reflected in the Form 10Q of the Company for the period ending March 31, 1996, plus the 183,206 Shares and the 1,492,860 Shares underlying the Warrants. For purposes of calculating the percentages herein, the number of Shares underlying the Warrants beneficially owned by the reporting persons have been added to the number of Shares outstanding and the number of Shares beneficially owned by the Reporting Persons as though such Warrants had been exercised.

            As of the date hereof:

                   (i) Madeleine owns directly 183,206 Shares and 1,492,860 Warrants. In consideration of the funding of the Loans by Lost Horizons, Illiad, Stix Partners and the discretionary account managed by Partridge Hill, as more specifically described in Item 3, Madeleine, subject to the Brownstone Agreement, as described in Item 3, will assign to Long Horizons, Illiad, Stix Partners and to a discretionary account managed by Partridge Hill all of the Securities such that, upon such assignments, the Securities will be owned as follows: Long Horizons - 109,923.6 Shares and 895,716 Warrants, constituting approximately 5.04% of the Shares outstanding; Illiad - 45,801.5 Shares and 373,215 Warrants, constituting approximately 2.10% of the Shares outstanding; Stix Partners - 25,648.84 Shares and 209,000.4 Warrants, constituting approximately 1.17% of the Shares outstanding; and the discretionary account managed by Partridge Hill - 1,832.06 Shares and 14,928.6 Warrants, constituting approximately .08% of the shares outstanding. Following such assignments, this Schedule 13D will promptly be amended to reflect such ownership and Madeleine will own directly no Shares.

                   (ii) Feinberg Management owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, Feinberg
Management may be deemed to own beneficially 183,206 Shares and 1,492,860 Warrants, constituting approximately 8.40% of the Shares outstanding.

                   (iii) Stephen Feinberg owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, Stephen Feinberg may be deemed to own beneficially 183,206 Shares and 1,492,860 Warrants, constituting approximately 8.40% of the Shares outstanding.

            (b) Madeleine has the power to vote and dispose of the Shares owned by it, which power may be exercised by Stephen Feinberg, as managing member of Feinberg Management, the general partner of Madeleine.

            (c) On July 2, 1996, Winners issued to Madeleine 183,206 Shares and 1,492,860 Warrants. None of the Reporting Persons has entered into any other transaction in the Shares. The July 2, 1996, transaction was a private transaction as further described in Item 3.

                               Page 7 of 18 Pages

            (d) Other than as set forth in Item 3 with respect to (i) the Brownstone Agreement and (ii) the assignment of the Securities by Madeleine to Long Horizons, Illiad, Stix Partners and to a discretionary account managed by Partridge Hill, no person other than each Reporting Person referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Securities.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT
TO SECURITIES OF THE ISSUER

            There are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies; other than as follows: (a) Madeleine and Winners have entered into an agreement pursuant to which, in the event that (i) Madeleine shall fail to secure the approval (the "Approval") under Winners' License issued by the West Virginia Lottery Commission (the "Commission") pursuant to Section 29-22A-1, et. seq., of the West Virginia Code (together with all rules and regulations promulgated thereunder, the "Code") to engage in the video lottery business, (ii) Madeleine shall fail to secure an opinion of counsel to the Commission (the "Opinion") that, in the event that the Approval is not in effect, Madeleine may own in excess of 5% of the issued and outstanding Shares at any time, and from time to time, provided that Madeleine does not, at any such time, have the authority to vote or control the vote of over 5% of all of the issued and outstanding Shares, (iii) Madeleine owns more than 5% of the issued and outstanding Shares, and (iv) there is no other reasonable alternative that, in the opinion of counsel to Winners, would satisfy the Code, promptly after notice by Winners, Madeleine, shall be obligated to sell to Winners and Winners obligated to purchase, from time to time, the minimum number of Shares such that, after giving effect to such purchase, Madeleine will own 5% or less of the Shares then outstanding; provided, however, that if the Shares are registered pursuant to an effective registration statement under the Securities Act of 1933, as amended, Madeleine shall use its best efforts to divest such number of shares in the public market; (b) the Brownstone Agreement, as described in Item 3; and (c) in consideration for the funding of the Loans, Madeleine will assign to Long Horizons, Illiad, Stix Partners and to a discretionary account managed by Partridge Hill all of the Securities, as more fully described in Item 3.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          There is filed herewith as Exhibit 1, a written agreement relating to the sale by Madeleine and the purchase by Winners of Shares as more specifically described in Item 6. There is filed herewith as
Exhibit 2, a written agreement relating to the filing of a joint acquisition statement, as required by Rule 13d-1(f)(1) of the Securities Act of 1934. The Brownstone Agreement, as described in Item 3, is currently being negotiated. The assignments by Madeleine to Long Horizons, Illiad, Stix Partners and to a discretionary account managed by Partridge Hill, respectively, as more fully described in Item 3, are currently being prepared.

                               Page 8 of 8 Pages

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



                                   July 12, 1996



                                    /s/ STEPHEN FEINBERG
                                    Stephen Feinberg, as
                                    General Partner of
                                    Feinberg Management, L.P., as
                                    Managing Member of
                                    Madeleine LLC

                                    /s/ STEPHEN FEINBERG
                                    Stephen Feinberg, as
                                    General Partner of
                                    Feinberg Management, L.P.

                                    /s/ STEPHEN FEINBERG
                                    Stephen Feinberg

                               Page 9 of 18 Pages

                                EXHIBIT 1


                         WINNERS ENTERTAINMENT, INC.
                          STOCK TRANSFER AGREEMENT


            AGREEMENT, dated as of July 2, 1996, between WINNERS
ENTERTAINMENT, INC., a Delaware corporation (the "Company"), and
MADELEINE LLC, a New York limited liability company (the
"Stockholder").

            WHEREAS, the Company is authorized to issue 25,000,000 shares of common stock, par value $0.00001 per share (the "Common
Stock");

            WHEREAS, in consideration for the Stockholder's making (i) a loan pursuant to a Term Loan Agreement, dated as of July 2, 1996 (the "Loan Agreement") among Mountaineer Park, Inc., a West Virginia corporation and a wholly-owned subsidiary of the Company (the "Subsidiary"), the Company, as Guarantor, and the Stockholder, and (ii) a commitment, pursuant to a commitment letter, dated as of July 2, 1996, to make an $11,100,000 loan to the Subsidiary pursuant to the terms and conditions set forth therein (the "Commitment"), the Company has issued, and will in the future issue, shares of Common Stock (together with any and all other shares of Common Stock owned by the Stockholder from time to time, the "Shares") and warrants for the purchase of Common Stock (the "Warrants");

            WHEREAS, the Company and the Stockholder acknowledge that, in the event that (i) the Stockholder were to own more than 5% of the outstanding Common Stock of the Company, (ii) the Stockholder was not approved under the Company's license (the "License") issued by the West Virginia Lottery Commission (the "Commission") pursuant to Section 29-22A-1, et. seq., of the West Virginia Code (together with all rules and regulations promulgated thereunder, the "Code") to engage in the video lottery business, and (iii) the Stockholder had the authority to vote the Shares, that the License may be revoked by the Commission;

            WHEREAS, the Stockholder and the Company desire to avoid the occurrence of any event that would cause the revocation of the License, and, in addition to the provisions contained in the Warrants preventing the exercise thereof if such exercise would jeopardize the License, have agreed to take the actions as provided in this Agreement to assure that (i) the License will not be revoked and (ii) the Stockholder will be compensated for any required divestiture of all or a portion of the Shares;

            NOW, THEREFORE, in consideration of the mutual premises and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

                                 Page 10 of 18 Pages

                                   ARTICLE I.

                          Representations and Warranties

            Sec. 1.01. Representations and Warranties. Each of the parties hereto represents and warrants that it has full power and authority to execute and deliver this Agreement, and the execution and delivery of this Agreement will not result in the breach of or default under, with or without the giving of notice or the passage of time or both, any other agreement or arrangement to which such party is a party or by which such party is bound.


                                   ARTICLE II.

                         Indemnification of the Stockholder

            Sec. 2.01 Indemnification of the Stockholder. To the fullest extent permitted by law, the Company shall indemnify and hold harmless the Stockholder, and any assignee of, or participant in, Stockholder's rights under and relating to the Loan Agreement and the Commitment and their respective agents, officers, directors, members and legal representatives (collectively, an "Indemnified Party") from and against any loss or expense suffered or sustained by it by reason of the fact that it is or was a Stockholder, including without limitation any judgment, settlement, reasonable attorney's fees and other costs or expenses incurred in connection with the defense of any actual or threatened action or proceeding, provided that such loss or expense did not result from the gross negligence, willful misconduct, dishonesty or bad faith of the Indemnified Party. The Company shall advance to the Indemnified Party reasonable attorney's fees and other costs and expenses incurred in connection with the defense of any action or proceeding which arises out of such conduct. The Indemnified Party hereby agrees that, in the event it receives any such advance, it shall reimburse the Company for such fees, costs and expenses to the extent that it shall be determined that it was not entitled to indemnification under this Sec. 2.01.

                                  Page 11 of 18 Pages

                                 ARTICLE III.

                           Undertakings of the Parties

            Sec. 3.01 Approval of the West Virginia Lottery Commission. Each party hereto agrees to use its best efforts to secure the approval (the "Approval") of the Stockholder under the License such that the Stockholder may own in excess of 5% of the issued and outstanding Common Stock of the Company at any time and from time to time. In connection with the undertaking provided for in this Section 3.01, the Company shall, without limitation:

                      (i)  prepare and submit to the Commission all
applicable                   forms under the Code with respect to the
Approval, use its best efforts to cause such Approval to become effective as soon as reasonably possible, promptly prepare and submit to the Commission such amendments and supplements as may be necessary to keep the Approval effective and current and to comply with the provisions of the Code;

                      (ii) notify the Stockholder promptly and, if requested by the Stockholder, confirm such advice in writing, (a) of any request by the Commission for amendments and supplements to any statement submitted to the Commission hereunder and related information or for additional information and (b) if, between the effective date of any Approval and the closing of any issuance of Shares by the Company, the representations and warranties of the Company contained in any information provided to the Commission cease to be true and correct in all material respects or if the Company receives any notification with respect to the suspension or qualification of the Approval or the initiation of any proceeding for such purpose;

                       (iii) make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of any Approval at the earliest possible moment and provide prompt notice to the Stockholder of the withdrawal of any such order;

                       (iv)  within a reasonable time prior to the
submission of any information to the Commission concerning the Stockholder, provide to the Stockholder and its counsel a copy of such information, and shall not at any time submit or make any amendment or supplement to any such submission of which the Stockholder and its counsel shall not have previously been advised and furnished a copy; and

                       (v) take, or refrain from taking, such other actions, and execute and deliver such other documents, as may reasonably be requested by the Stockholder or the Commission to obtain and maintain the Approval.

                                  Page 12 of 18 Pages

            3.02 Opinion of Counsel to the Commission. The Company agrees to use its best efforts to secure an opinion of counsel to the Commission (the "Opinion") that in the event that the Approval is not in effect, the Stockholder may own in excess of 5% of the issued and outstanding Common Stock of the Company at any time and from time to time, provided that the Stockholder does not, at any such time, have the authority to vote or control the vote of over 5% of all of the issued and outstanding Common Stock. In connection with the undertaking provided for in this Section 3.02, the Company shall, without limitation, (i) prepare and submit to the Commission and counsel to the Commission all applicable information with respect to the Opinion, (ii) use its best efforts to cause the issuance of the Opinion as soon as reasonably possible, and (iii) promptly prepare and submit to the Commission and counsel therefor such amendments and supplements as may be necessary to obtain and keep in effect the Opinion.

            3.03. Expenses of Approval and Opinion. All expenses incurred in effecting the Approval and obtaining the Opinion
(collectively, "Expenses"), including, without limitation, all registration and filing fees, listing fees, printing expenses, fees and disbursements of counsel for the Company and the Stockholder and expenses of any audits incidental to or required for the Approval
(other than with respect to the financial statements of the Stockholder), shall be borne by the Company.


                                 ARTICLE IV.

                                Mandatory Put

            Sec. 4.01 Put Requirement. In the event that (i) the Approval is not in effect, (ii) the Opinion has not been obtained,
(iii) the Stockholder owns more than 5% of the issued and outstanding Common Stock, and (iv) there is no other reasonable alternative that, in the opinion of counsel to the Company, would satisfy the requirements of the Code (such alternative being acceptable to the Stockholder in its sole and absolute discretion), then, promptly after notice to the Stockholder by the Company, the Stockholder shall be obligated to sell, and the Company obligated to purchase, from time to time, the minimum number of Shares such that after giving effect to such purchase, the Stockholder will own 5% or less of the Common Stock; provided, however, that if the Shares are registered pursuant to an effective registration statement under the Securities Act of 1933, as amended, the Stockholder shall use its best efforts to divest such number of Shares in the public market.

                                   Page 13 of 18 Pages

            Sec. 4.02 Purchase Price. The price per Share at which the Company shall purchase the Shares from the Stockholder pursuant to Sec. 4.01 hereof (the "Purchase Price") shall be equal to the average Closing Price of the Common Stock for the twenty (20) Business Days (as defined in the Loan Agreement) immediately preceding the date of such purchase. "Closing Price" means the last reported sale price regular way or, in case no such reported sale takes place on such day, the average of the closing bid and asked prices regular way for such day, in each case (i) on the principal national securities exchange on which such security is listed or to which the Common Stock is admitted to trading or (ii) if the Common Stock is not listed or admitted to trading on a national securities exchange, in the over-the-counter market as reported by The Nasdaq National Market, The Nasdaq Small Cap or a comparable system, or (iii) if the Common Stock is not listed on The Nasdaq National Market, The Nasdaq Small Cap or a comparable system, as furnished by two members of the National Association of Securities Dealers, Inc. selected from time to time in good faith by the Board of Directors of the Company for that purpose. In the absence of all of the foregoing, or if for any other reason the Closing Price of such security cannot be determined pursuant to the foregoing sentence, the Closing Price shall be the fair market value of such security as determined in good faith by an appraiser mutually agreed upon by the parties hereto.

            Sec. 4.03 Payment of the Purchase Price. The Purchase Price shall be payable with respect to each Share, in cash, upon surrender thereof to the Company; provided, however, that to the extent that the payment of the Purchase Price in cash would result in the insolvency of the Company or, in the good faith opinion of the Board of Directors of the Company, would reduce the Company's working capital below the level required for the ongoing operation of the Company's business in its ordinary course, the Purchase Price shall be paid by the making of a loan therefore by the Stockholder, evidenced by a note made by the Company (the "Note"). The principal of the Note shall be payable in full on the date that is one year from the date of the purchase of Shares by the Company. Interest on the Note shall be payable monthly and at maturity at a rate of 24% per annum (calculated on the basis of a year of 360 days) or, if such rate would be higher than the maximum rate allowed by applicable law, such maximum allowable rate. The Note shall be governed by the laws of the State of New York, and shall be payable to the order of the Stockholder or its designee. If requested by the Stockholder, the Company shall cause the Note to be secured by a first or second priority lien, pursuant to a deed of trust in form and substance satisfactory to the Stockholder, on the Property (as defined in the Loan Agreement).

            Sec. 4.04 Escrow Shares. In the event that a Note is issued pursuant to Sec. 4.03 hereof the Company shall validly issue that number of duly authorized shares of Common Stock (the "Escrow Shares") equal to the number of Shares purchased by the Company and paid for with the Note, in the name of an escrow agent (the "Agent"), to be selected by the Stockholder, and held by the Agent pursuant to an escrow agreement (the "Escrow Agreement") containing such terms and conditions as are customary for such transactions including, without limitation, the following:

                 (i) upon receipt of a certificate of the Company, countersigned by the Stockholder, that all or any portion of the Note has been repaid, the Agent will surrender to the Company all or a pro rata portion, as the case may be, of Escrow Shares as set forth in such certificate;

                                    Page 14 of 18 Pages

                 (ii)  upon receipt of a certificate of the
Stockholder, countersigned by the Company, that the conditions that required the purchase of Shares by the Company have been cured, the Agent shall transfer the number of Escrow Shares set forth in such certificate to the Stockholder; and

                 (iii) such other provisions with respect to the voting rights of the Escrow Shares as the Commission may deem necessary in writing to keep in effect the License;

provided, however, that if the Shares have been registered pursuant to a valid and effective registration statement under the Securities Act of 1933, as amended, at the time of the issuance of the Note, the Stockholder will transfer the Shares directly to the Agent to be held pursuant to the Escrow Agreement upon receipt by the Stockholder of the Note, duly executed.

             Sec. 4.05 Conditions to Release of Escrow Shares. (i) At any time after all or a portion of the principal amount of the Note is paid to the Stockholder, upon request by the Company, the Stockholder shall countersign a certificate to the Agent authorizing the release to the Company of the number of Escrow Shares equal to the quotient of (a) the amount of the principal of the Note that has been paid, and (b) the Purchase Price.

             (ii) At any time that there are Escrow Shares, if the acquisition of any number of such Escrow Shares by the Stockholder would not cause the revocation of the License, then, upon request by the Stockholder, the Company shall countersign a certificate to the Agent for the transfer of such number of Escrow Shares to the Stockholder. Upon receipt by the Stockholder of any Escrow Shares, the principal balance of the Note shall be reduced by the product of (a) the number of Escrow Shares transferred to the Stockholder and (b) the Purchase Price.

Each party hereto agrees to execute and deliver any and all documents, agreements, instruments and certificates necessary or desirable to carry out the intent of this Sec. 4.05. The expenses of the parties in connection with the Agent and the transfers of the Escrow Shares shall be born by the Company; provided, however, that the Company shall not be required to pay the fees of the Agent in excess of the amount of a bona-fide offer by a potential escrow agent, selected by the Company, submitted to the Stockholder prior to the engagement of the Agent.

                                Page 15 of 18 Pages

                                ARTICLE V.

                         Effect of Other Agreements

             5.01 Articles of Incorporation. The terms, conditions and agreements contained herein set forth the rights of the parties hereto with respect to any repurchase of Shares by the Corporation, whether pursuant to Article VII of the Restated Certificate of Incorporation (or any successor provision) of the Company or otherwise; provided, however, that the Company hereby agrees that so long as the Approval is effective, the Stockholder shall not be a "Disqualified Holder" (as defined in the Restated Certificate of Incorporation of the Company as in effect as of the date hereof) unless and until (i) the Company receives written notification from a governmental authority with jurisdiction over it that the continued ownership of the Shares by the Stockholder would result in the loss or revocation of any license or franchise of a material nature necessary for the conduct of the Company's business, and (ii) the Stockholder has not cured the events giving rise to such notice within the time provided by such governmental authority.

             5.02 Other Rights. Except as otherwise expressly set forth herein, notwithstanding any other right that the Company may have to redeem Shares from the Stockholder, the Company hereby expressly covenants that no such right shall be exercised by it without the prior written consent of the Stockholder.


                                 ARTICLE VI.

                                Miscellaneous

            Sec. 6.01. General. This Agreement may be executed through the use of separate signature pages or in any number of counterparts with the same effect as if the parties executing such counterparts had all executed one counterpart, provided, that the counterparts, in the aggregate, shall have been duly executed by each of the parties hereto. The parties hereto hereby stipulate that the transmission of a facsimile counterpart of this Agreement bearing a signature purporting to be that of a party hereto received by either party at such party's principal place of business shall (i) constitute an original of this Agreement, and (ii) constitute delivery of this Agreement by the party transmitting such facsimile.

            Sec. 6.02. Amendments to Stockholder Agreement. The terms and provisions of this Agreement may be modified or amended at any time and from time to time with the written consent of all of the parties hereto.

            Sec. 6.03. Choice of Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of New York.

            Sec. 6.04. Conflicts; Ratification; etc. In the event that the performance by any party hereto of any provision hereof would conflict with or cause a default, whether with or without the passage of time, under any other instrument, document or other agreement under which such party is bound (any such occurrence a "Conflict"), such party shall use its good faith best efforts to remedy or waive the Conflict such that the full intent of this Agreement shall prevail.

                                  Page 16 of 18 Pages

             Sec. 6.05. Notices. Each notice or other communication relating to this Agreement shall be in writing and delivered in person or by registered or certified mail. All such communications shall be addressed to the appropriate party (or his legal representative) at such party's address set forth under such party's name on the signature page hereto. Either party hereto may designate a new address by notice to that effect given to the other party hereto. Unless otherwise specifically provided in this Agreement, a notice shall be deemed to have been effectively given when mailed by registered or certified mail to the proper address or delivered in person.

              Sec. 6.07. Headings. The titles of the Articles and the headings of the Sections of this Agreement are for convenience of reference only, and are not to be considered in construing the terms and provisions of this Agreement.


              IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.



                                     WINNERS ENTERTAINMENT, INC.


                                     /s/ EDSON ARNEAULT
                                     Edson Arneault
                                     President

                                     1461 Glenneyre Street, Suite F
                                     Laguna Beach, California  92651


                                     MADELEINE LLC


                                     /s/ KEVIN GENDA
                                     Kevin Genda
                                     Power of Attorney

                                     950 Third Avenue, 20th Floor
                                     New York, New York  10022
                                     Attention:  Mr. Kevin P. Genda










                             Page 17 of 18 Pages

                                EXHIBIT 2

                        JOINT ACQUISITION STATEMENT
                        PURSUANT TO RULE 13D-1(f)1

The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


                                    /s/ STEPHEN FEINBERG
                                    Stephen Feinberg, as
                                    General Partner of
                                    Feinberg Management, L.P., as
                                    Managing Member of
                                    Madeleine LLC

                                    /s/ STEPHEN FEINBERG
                                    Stephen Feinberg, as
                                    General Partner of
                                    Feinberg Management, L.P.

                                    /s/ STEPHEN FEINBERG
                                    Stephen Feinberg

                                Page 18 of 18 Pages